UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 19, 2022

TAKE-TWO INTERACTIVE SOFTWARE, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-34003	51-0350842
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

110 West 44th St. New York, New York, 10036 (Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (646) 536-2842

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $.01 par value	TTWO	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

At 11:00 a.m., Eastern Time, on May 19, 2022, Take-Two Interactive Software, Inc. (“Take-Two”) held a special meeting of stockholders (the “Special Meeting”) to consider certain proposals related to the Agreement and Plan of Merger, dated January 9, 2022, among Take-Two, Zebra MS I, Inc. (“Merger Sub 1”), Zebra MS II, Inc. (“Merger Sub 2”), and Zynga Inc. (“Zynga”), as the same may be amended from time to time (the “Merger Agreement”).

As of the close of business on April 4, 2022, the record date for the Special Meeting, there were 115,457,154 shares of Take-Two common stock, par value $0.01 per share (the “Common Stock”) issued and outstanding, each of which was entitled to one vote for each proposal at the Special Meeting. At the Special Meeting, a total of 82,585,999 shares of Common Stock, representing approximately 71.53% of the issued and outstanding shares entitled to vote, were present in person or by proxy, constituting a quorum to conduct business.

At the Special Meeting, the following proposals were considered:

1.	The proposal to approve the issuance of shares of Common Stock to stockholders of Zynga in connection with the combination contemplated by the Merger Agreement.

This proposal is referred to as the “Take-Two share issuance proposal.”

2.

The proposal to approve the adoption of an amendment to Take-Two’s Restated Certificate of Incorporation to increase the number of authorized shares of Take-Two capital stock from 205,000,000 to 305,000,000, of which 300,000,000 shares will be Common Stock and 5,000,000 shares will be preferred stock.

This proposal is referred to as the “Take-Two charter amendment proposal.”

3.

The proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve the Take-Two share issuance proposal and the Take-Two charter amendment proposal.

This proposal is referred to as the “Take-Two adjournment proposal.”

Each of the three proposals was approved by the requisite vote of the Company’s stockholders. The final voting results for each proposal are described below. For more information on each of these proposals, see the definitive joint proxy statement filed by Take-Two and Zynga with the U.S. Securities and Exchange Commission on April 7, 2022 (the “Joint Proxy Statement”).

1.	Take-Two share issuance proposal:

Votes For	Votes Against	Abstentions
80,495,820	1,904,910	185,269

2.	Take-Two charter amendment proposal:

Votes For	Votes Against	Abstentions
80,339,888	2,060,575	185,536

3.	Take-Two adjournment proposal:

Votes For	Votes Against	Abstentions
74,454,525	8,081,803	49,671

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As previously reported on Take-Two’s Form 8-K filed with the SEC on May 17, 2022 (the “Prior Form 8-K”), subject to and upon the closing of the combination, Ellen Siminoff and William “Bing” Gordon, the two members of the Zynga board of directors who were selected by Zynga for appointment to the Take-Two Board pursuant to the Merger Agreement, will become members of the Take-Two Board of Directors. The disclosure set forth under Item 5.02 of the Prior Form 8-K is hereby incorporated herein by reference. Mr. Gordon will not qualify as an “independent” director under the applicable rules of The Nasdaq Stock Market because he is a party to a pre-existing consulting agreement with Zynga, the terms of which are described in Zynga’s Form 10-K/A filed with the SEC on April 4, 2022 and incorporated by reference in the Joint Proxy Statement, which description is incorporated by reference herein.

Item 8.01.	Other Events.

Exchange Ratio

Pursuant to the terms of the Merger Agreement, upon the closing of the combination contemplated by the Merger Agreement, Zynga stockholders will be entitled to receive $3.50 in cash and 0.0406 shares of Common Stock for each share of Zynga’s class A common stock, par value $0.00000625 per share (the “Zynga Common Stock”), that they hold. Furthermore, pursuant to the terms of the Merger Agreement, the equity award exchange ratio governing Take-Two’s assumption of outstanding options to purchase Zynga Common Stock, restricted stock unit awards covering Zynga Common Stock and performance stock unit awards covering Zynga Common Stock shall be 0.0702.

Press Release

On May 19, 2022, the Company and Zynga issued a joint press release announcing the results of the Special Meeting and the results of the special meeting of the Zynga stockholders held on May 19, 2022 in connection with the combination contemplated by the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits. The following exhibit is filed herewith:

Exhibit Number	Description

99.1	Joint Press Release of Take-Two Interactive Software, Inc. and Zynga Inc., dated May 19, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TAKE-TWO INTERACTIVE SOFTWARE, INC.

Dated: May 19, 2022	By:	/s/ Matthew Breitman
	Name:	Matthew Breitman
	Title:	Senior Vice President, General Counsel Americas & Corporate Secretary

Exhibit 99.1

FOR IMMEDIATE RELEASE

TAKE-TWO CONTACTS:
(Investor Relations)	(Corporate Press)
Nicole Shevins	Alan Lewis
Senior Vice President	Vice President
Investor Relations & Corporate Communications	Corporate Communications & Public Affairs
(646) 536-3005	(646) 536-2983
Nicole.Shevins@take2games.com	Alan.Lewis@take2games.com

ZYNGA CONTACTS:

(Corporate Press)
Kenny Johnston
Director Communications
Press@zynga.com

Take-Two Interactive Software, Inc. and Zynga Inc.

Stockholders Approve Proposals Related to Pending Transaction

New York, NY and San Francisco, CA – May 19, 2022 – Take-Two Interactive Software, Inc. (NASDAQ: TTWO) and Zynga Inc. (NASDAQ: ZNGA), two leaders in interactive entertainment, announced today that the stockholders of each organization have approved all proposals related to Take-Two’s combination with Zynga at each company’s respective Special Meeting of Stockholders. As a result, the closing of the business combination is expected to occur on May 23, 2022 before market open, subject to the satisfaction of the remaining customary closing conditions. Shares of Zynga will cease trading after the market close on May 20, 2022, and following the closing, Zynga will no longer be listed on the NASDAQ exchange.

“We are extremely pleased with the results from our Special Meeting earlier today and I’d like to thank our stockholders for their support as we embark on this exciting new chapter for our business,” said Strauss Zelnick, Chairman and CEO of Take-Two. “We believe that our combination with Zynga will be transformative for our company as we create a powerful and diverse portfolio of industry-leading titles, while also becoming a leader in mobile games. As we deliver on our vision and unlock cost synergies and revenue opportunities together, we believe that we can achieve significant growth and create long-term stockholder value.”

“I thank our stockholders for their support of this transaction, which will create an unparalleled portfolio that reaches massive audiences across key platforms, genres, and territories,” said Frank Gibeau, CEO of Zynga. “We are excited to be one step closer to combining Zynga’s free-to-play expertise and next-generation mobile platform with Take-Two’s best-in-class capabilities and renowned intellectual properties. We look forward to what our team can accomplish with Take-Two.”

Under the terms of the merger agreement, upon the closing of the transaction, Zynga will be combined with Take-Two on the terms set forth in the merger agreement and Zynga stockholders will be entitled to receive $3.50 in cash and 0.0406 shares of Take-Two common stock per share of Zynga common stock.

About Take-Two Interactive Software

Headquartered in New York City, Take-Two Interactive Software, Inc. is a leading developer, publisher, and marketer of interactive entertainment for consumers around the globe. The Company develops and publishes products principally through Rockstar Games, 2K, Private Division, and T2 Mobile Games. Our products are currently designed for console gaming systems, PC, and Mobile including smartphones and tablets, and are delivered through physical retail, digital download, online platforms, and cloud streaming services. The Company’s common stock is publicly traded on NASDAQ under the symbol TTWO.

All trademarks and copyrights contained herein are the property of their respective holders.

About Zynga

Zynga is a global leader in interactive entertainment with a mission to connect the world through games. With massive global reach in more than 175 countries and regions, Zynga has a diverse portfolio of popular game franchises that have been downloaded more than four billion times on mobile including CSR Racing™, Empires & Puzzles™, FarmVille™, Golf Rival™, Hair Challenge™, Harry Potter: Puzzles & Spells™, High Heels!™, Merge Dragons!™, Merge Magic!™, Toon Blast™, Toy Blast™, Words With Friends™ and Zynga Poker™. With Chartboost, a leading mobile advertising and monetization platform, Zynga is an industry-leading next-generation platform with the ability to optimize programmatic advertising and yields at scale. Founded in 2007, Zynga is headquartered in California with locations in North America, Europe, and Asia. For more information, visit www.zynga.com or follow Zynga on Twitter, Instagram, Facebook or the Zynga blog.

All trademarks and copyrights contained herein are the property of their respective holders.

Cautionary Note Regarding Forward-Looking Statements

Statements contained herein which are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed business combination of Take-Two and Zynga and the outlook for Take-Two’s or Zynga’s future business and financial performance. Such forward-looking statements are based on the current beliefs of Take-Two and Zynga as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the failure to satisfy remaining conditions to completion of the proposed combination on a timely basis or at all; risks that the proposed combination disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Take-Two and Zynga from their respective ongoing business operations; the ability of either Take-Two, Zynga or the combined company to retain key personnel; the ability to realize the benefits of the proposed combination, including net bookings opportunities and cost synergies; the ability to successfully integrate Zynga’s business with Take-Two’s business or to integrate the businesses within the anticipated timeframe; the outcome of any legal proceedings that may be instituted against Take-Two, Zynga or others following announcement of the proposed combination; the amount of the costs, fees, expenses and charges related to the proposed combination; the uncertainty of the impact of the COVID-19 pandemic and measures taken in response thereto; the effect of economic, market or business conditions, including competition, consumer demand and the discretionary spending patterns of customers, or changes in such conditions, have on Take-Two’s, Zynga’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, the development, launch or monetization of games and other products, and customer engagement, retention and growth; the risks of conducting Take-Two’s and Zynga’s business internationally; the impact of changes in interest rates by the Federal Reserve and other central banks; the impact of potential inflation, volatility in foreign currency exchange rates and supply chain disruptions; the ability to maintain acceptable pricing levels and monetization rates for Take-Two’s and Zynga’s games; and risks relating to the market value of Take-Two’s common stock to be issued in the proposed combination. Other important factors and information are contained in the joint proxy statement/prospectus mailed by Take-Two to its stockholders in connection with the proposed business combination of Take-Two and Zynga and in Take-Two’s and Zynga’s most recent Annual Reports on Form 10-K, including the risks summarized in the section entitled “Risk Factors,” in Take-Two’s and Zynga’s most recent Quarterly Reports on Form 10-Q, and in each company’s other periodic filings with the SEC, which can be accessed at www.take2games.com in the case of Take-Two, http://investor.zynga.com in the case of Zynga, or www.sec.gov. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. Neither Take-Two nor Zynga undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed business combination of Take-Two and Zynga. In connection with the proposed business combination Take-Two filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that includes a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, provides details of the proposed combination and the attendant benefits and risks. The registration statement was declared effective on April 7, 2022, and the definitive joint proxy statement/prospectus was sent to Take-Two and Zynga stockholders. This communication is not a substitute for the registration statement on Form S-4, including the joint proxy statement/prospectus, or any other document that Take-Two or Zynga may file with the SEC or send to their respective stockholders in connection with the proposed combination. Investors and security holders are urged to read the registration statement on Form S-4, including the definitive joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to Take-Two’s or Zynga’s stockholders as they become available because they will contain important information about the proposed combination. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Take-Two’s Investor Relations department at contact@take2games.com; or by contacting Zynga’s Investor Relations department at investors@zynga.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

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